NIOCORP DEVELOPMENTS LTD.

7000 South Yosemite Street, Suite 115

Centennial, CO 80112

January 31, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brain McAllister
Steve Lo
John Coleman
Karina Dorin
Laura Nicholson

Re:	NioCorp Developments Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 17, 2023
File No. 333-268227

Ladies and Gentlemen:

NioCorp Developments Ltd., a company organized under the laws of the Province of British Columbia (“NioCorp,” the “Company,” “we,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated January 30, 2023 (the “Comment Letter”) with respect to our Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on January 17, 2023 (the “Form S-4”).

An Amendment No. 3 to Registration Statement on Form S-4 is being filed with the Commission today (the “Amended Form S-4”). Below are the Company’s responses to the Comment Letter. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed January 17, 2023

Questions and Answers About the Transactions

May GX or GX's directors, officers or advisors, or their affiliates purchase shares in connection with the Transactions?, page 19

1.	We note your revised disclosure in response to prior comment 5 states that any privately negotiated purchases may be effected at purchase prices that are no higher than the per share pro rata portion of the Trust Account. However, you also state that the purpose of any purchases of shares could be to vote such shares in favor of the transactions. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 19-20, 62, 111 and 192 of the Amended Form S-4.

If you have any questions regarding these matters, please do not hesitate to contact Joel T. May of Jones Day at (404) 581-8967.

Sincerely yours,

/s/ Neal Shah
Neal Shah
Chief Financial Officer
NioCorp Developments Ltd.

Copies to:

Joel T. May, Jones Day

Andrew C. Thomas, Jones Day

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP (counsel to GX)

Michael A. Civale, Skadden, Arps, Slate, Meagher & Flom LLP (counsel to GX)

Mark A. Smith, NioCorp Developments Ltd.